SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2021
Commission File Number	001-39498

LIGHTSPEED POS INC.
(Translation of registrant’s name into English)

700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News Release of Lightspeed POS Inc., dated February 9, 2021
99.2	Underwriting Agreement, dated February 9, 2021
99.3	Consent of Stikeman Elliot LLP
99.4	Consent of Osler, Hoskin & Harcourt LLP
99.5	Consent of Deloitte & Touche LLP with respect to the consolidated financial statements of ShopKeep Inc.
99.6	Consent of Deloitte & Touche LLP with respect to the consolidated financial statements of Al Dente Intermediate Holdings, LLC

Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6 of this Report on Form 6-K are incorporated by reference as additional exhibits to the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 9, 2020 (File No. 333-248676).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lightspeed POS Inc.
(Registrant)

Date:	February 10, 2021	By:	/s/ Dan Micak
			Name:	Dan Micak
			Title:	General Counsel & Corporate Secretary